Exhibit 11.1 Consent of Stephano Slack LLC

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our report dated January 28, 2025 relating to the consolidated and consolidating financial statements of Casa Shares Assets, LLC, which comprise the consolidated and consolidating balance sheets as of September 30, 2024 and 2023, and the related consolidated and consolidating statements of comprehensive loss, changes in members’ equity , and cash flows for the year ended September 30, 2024 and the period July 17, 2023 (date of inception) through September 30, 2023, and the related notes to the consolidated and consolidating financial statements.

/s/ Stephano Slack LLC

Wayne, Pennsylvania

March 21, 2025